

March 28, 2013

Via E-mail
David E. Fleming
Senior Vice President, General Counsel and Corporate Secretary
Warren Resources, Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re: Warren Resources, Inc.**
> **Warren Resources of California, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 25, 2013**
> **File No. 333-186625 and -01**

Dear Mr. Fleming:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Exhibit 5.1

1. Your legality opinion states that your counsel has "relied upon and assumed as true the factual statements included in the respective Officer's Certificates of the Senior Vice President of the Corporation and the Vice President of the Subsidiary Guarantor that are attached to this opinion." We also note that paragraphs 3 and 8 of the Officer's Certificates conclude that each respective co-registrant is "duly organized and validly existing under the laws of" its state of incorporation. Such statements appear to constitute legal representations, upon which your counsel may not rely as factual statements in the opinion.

Please provide a revised legality opinion that does not assume that each co-registrant is legally incorporated. Also note that although counsel may rely on factual statements in the Officer's Certificates, their inclusion as part of the legality opinion is inappropriate. See Section II.B.3.a of *Staff Legal Bulletin No. 19* (October 14, 2011).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 or the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Alan L. Talesnick
        Patton Boggs LLP